Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of September 2006
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: September 06, 2006

Documents attached hereto:


i) Press Release - Sony Computer Entertainment Europe Announces New March 2007 date for European Launch of PLAYSTATION 3



FOR IMMEDIATE RELEASE



                Sony Computer Entertainment Europe Announces New
              March 2007 date for European Launch of PLAYSTATION 3 No change in launch date for Japan and North America


London, Wednesday 6 September 2006 - Sony Computer Entertainment Europe (SCEE) today announced that it would revise the launch date of its PLAYSTATION(R) 3 computer entertainment system in the PAL territories of Europe, Russia, Middle East, Africa and Australasia from 17th November 2006, as previously announced to March 2007.


Launch dates for Japan and North America will remain the same, which are November 11th and November 17th respectively.


The revision of the launch date in the SCEE territories is caused by the delay in the mass production schedule of the blue laser diode within the Sony Group, thus affecting the timely procurement of key components to be utilised in PLAYSTATION 3.


The previously announced PLAYSTATION 3 shipment forecast of 6 million units globally within the fiscal year ending 2007 is not changed.